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                                                                  EXHIBIT (a)(7)

(CMS ENERGY LOGO)
                                                                     NewsRelease
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                          CMS ENERGY ANNOUNCES RESULTS
                               OF EXCHANGE OFFERS

         JACKSON, Mich., Dec. 10, 2004 - CMS Energy (NYSE: CMS) announced today the results of its offers to exchange up to $150 million in principal amount of its 3.375 percent convertible senior notes due in 2023 and 5 million shares of its 4.50 percent perpetual convertible preferred stock. The offers expired at 5 p.m. EST on Dec. 9, 2004.

         Approximately 84 percent, or $125.4 million, of the principal amount of the convertible senior notes was tendered for exchange. CMS Energy has accepted all tendered notes and in exchange will issue a like principal amount of new notes and pay a cash exchange fee of $2.50 for each $1,000 principal amount of the old notes exchanged.

         Approximately 98 percent, or 4.9 million shares, of the 4.50 percent perpetual convertible preferred stock was tendered for exchange. CMS Energy has accepted all tendered shares and in exchange will issue new preferred stock and pay a cash exchange fee of $0.125 for each $50 of old preferred stock exchanged.

         Morrow & Co., Inc., served as the information agent for the exchange offers.

         CMS Energy is an integrated energy company, which has as its primary business operations an electric and natural gas utility, natural gas pipeline systems, and independent power generation.

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Media Contacts: Jeff Holyfield, 517/788-2394 or Dan Bishop, 517/788-2395

Investment Analyst Contact: CMS Energy Investor Relations, 517/788-2590